One South Jersey Plaza
Folsom, NJ 08037
May 5, 2008 VIA EDGAR FILING

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop: 3561 Attention: Michael Moran, Accounting Branch Chief

Re:	South Jersey Industries, Inc.
South Jersey Gas Company
Forms 10-K for the Fiscal Year Ended December 31, 2007
File Nos. 1-6364 and 0-22211

Ladies and Gentlemen:

On behalf of South Jersey Industries, Inc. and South Jersey Gas Company (the “Companies”), I am hereby responding to the comments of the Commission staff as set forth in the letter of Michael Moran, Accounting Branch Chief, dated April 22, 2008 with respect to the Companies’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2007.

For ease of reference, the responses have been numbered to correspond to the comments as numbered in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.           The Companies have included as Exhibit A to this letter a draft of the revised disclosure they intend to include in their future filings in response to comment 2 below.

Securities and Exchange Commission
May 5, 2008

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page SJI-76 and page SJG-53

2.           Each Company acknowledges that it is not required to include the definition of “disclosure controls and procedures” in its Annual Reports on Form 10-K. Accordingly, in future filings the Companies will not include such definition and instead will replace the disclosure in their Forms 10-K for the year ended December 31, 2007 with the disclosure set forth on Exhibit A to this letter.

General

In response to the staff’s request, each Company hereby acknowledges that such company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and such Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered by this letter, please contact me at (609) 561-9000.

Sincerely, SOUTH JERSEY INDUSTRIES, INC. SOUTH JERSEY GAS COMPANY

By:	/s/ Edward J. Graham
Edward J. Graham, President and
Chief Executive Officer

EXHIBIT A

Evaluation of Disclosure Controls and Procedures

 The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, ____. Based on that evaluation, the Company’s chief executive officer and chief financial officer concluded that the disclosure controls and procedures employed at the Company are effective.